Rockwell’s latest diamond sales reflect continued price strength

September 26, 2011, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the results of second quarter sales of its diamond production from South African operations.

Total proceeds of $7.0 million were generated from the sale of 3,223 carats. The average price per carat for the quarter was USD $2,187, demonstrating the high quality of stones sold.

Operation	Carats	US $ Revenue	US $/ct
Holpan	27	$4,755	$176
Klipdam	1,456	$1,500,506	$1,030
Saxendrift	1,740	$5,542,268	$3,186
Total	3,223	$7,047,529	$2,187

Recovery and beneficiation of notable stones:

Production across the Company’s operations, which was disappointing in June and July 2011, recovered strongly in August 2011. In particular, 373 carats were recovered at Rockwell’s Saxendrift mine on August 2, 2011 which was a daily record at the mine. Large stones produced by each of the operations during the second quarter are as follows:

  Klipdam produced 14 stones exceeding 10 carats; and
  Saxendrift produced 32 stones weighing more than 10 carats, of which 11 stones exceeded 20 carats

These stones have been passed into the Company’s beneficiation joint venture with the Steinmetz Diamond Group which delivers value added revenues for Rockwell’s stones that exceed 2.8 carats.

During the quarter the high quality stones sold through the beneficiation joint venture with Steinmetz Diamond Group, included the following:

  a 128.67 carat perfect saw-able; fancy yellow with high clarity stone;
  a 21.52 carat gem quality; clean D/E colour stone;
  a 33.51 carat octahedral, clean, H/I coloured stone; and
  a 179.95 carat makeable, clean brown coloured stone.

Further details pertaining to the beneficiation revenues will be disclosed with the second quarter earnings announcement which will be made on or about October 17, 2011.

Rough Diamond Market:

Although prices remain strong overall, the diamond market has been impacted by uncertainty in the financial markets in the second quarter of fiscal 2012. During June and July 2011, prices for both rough and polished diamonds increased, as higher pricing in the downstream industry was led by speculative activity. Producers followed suite, with rough prices achieving all time record levels at the end of July 2011, leading into the summer vacation period. Polished prices continued to rise, but the pace remains slower than for rough diamonds, resulting in the continued disconnect between the cost of rough diamonds and polished prices.

As global financial markets corrected in August 2011, diamond traders were left holding expensive inventory in uncertain markets. By the end of August, prices had corrected but are expected to stabilize following the Hong Kong diamond show and the next De Beers sight later this month.

Commenting on the latest diamond sales, James Campbell, CEO, Rockwell said:

“We are pleased that the high quality of our current production has supported higher selling prices. While the underlying diamond market has increased by some 25% per carat for diamonds such as those typically produced by Rockwell in the past twelve months, our average price for the quarter has more than doubled. This is a clear demonstration that the diamonds which we have presented for sale are of a superior quality and in high demand.”

“At the end of August, Rockwell focused its sales on larger diamonds through our beneficiation JV which benefits from Steinmetz’s ability to manufacture to achieve value of polished product. We had been anticipating the short term price consolidation that has occurred in August 2011. Our products were not sold at a discount to drive sales.”

“We produced 46 stones exceeding 10 carats from our two operational mines, which included 11 rough stones weighing more than 20 carats. This is an indication that our diamond value management focus, which prioritises the production of quality tonnes, is starting to pay off.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell is also at an advanced stage of completing the acquisition of the Tirisano property.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.gov and the Company's home jurisdiction filings that are available at www.sedar.com.